UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 7, 2011**

ETERNAL IMAGE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**000-18889**	**20-4433227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

28800 Orchard Lake Road, Suite 130, Farmington Hills, MI	**48334**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number including area code: **(248) 932-3333**

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.03   **Material Modifications to Rights of Security Holders**

See the disclosure set forth in Item 5.03, below.

Item 5.01   **Changes in Control of Registrant**

See the disclosure set forth in Item 5.03, below.

Item 5.03   **Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year.**

On January 3, 2011, the Company amended its certificate of incorporation by filing a Certificate of Amendment of its Certificate of Incorporation (the "Certificate of Amendment") reflecting a reverse split of the Company's common stock, par value $0.001 per share (the "Common Stock") based upon a ratio of one-for-20 shares, so that every twenty (20) outstanding shares of Common Stock before the reverse stock split shall represent one share of Common Stock after the reverse stock split; the reverse split was effective with the Financial Industry Regulatory Authority on January 7, 2011. Our stock symbol will temporarily be quoted under the symbol ETNLD for 20 trading days starting January 7, 2011 to reflect the Reverse Split, after which, our stock symbol will revert to the normal ETNL.

The Amendment also reduced the number of authorized shares of the Company's common stock from 750,000,000 to 100,000,000. This amendment was approved by the majority consent of the Company's shareholders on November 8, 2010 (the "Record Date"). The Company now has authorized 150,000,000 shares of capital stock, of which 100,000,000 are authorized as common stock and 50,000,000 are authorized as Voting Non-Convertible Preferred Stock. The above description of the Certificate of Amendment is a summary and is not complete. Reference is made to the recorded copy of the Certificate of Amendment which is filed as Exhibit 3.1 to this Form 8-K., and incorporated by reference herein.

All 50,000,000 shares of Voting Non-Convertible Preferred Stock are outstanding and held by Clint Mytch, the Company's Chief Executive, Chief Financial Officer and Chairman of the Board (the "Mytych Preferred Shares"). The holder of one share of the Voting Non-Convertible Preferred Stock has voting rights on all matters presented to common shareholders equal to 10 shares of common stock.

Before the aforementioned reverse split of common stock effected by the aforementioned Certificate of Amendment, as of the Record Date, the Mytych Preferred Shares represented approximately 41% of the Company's voting shares outstanding. As of that same Record Date, after giving effect to the above described reverse split of common stock effected by the aforementioned Certificate of Amendment, the Mytych Preferred Shares represent approximately 93% of the Company's voting shares outstanding.

Item 7.01   **Regulation FD Disclosure.**

In connection with the Articles of Amendment effective on January 3, 2011, and the subsequent January 7, 2011, Financial Industry Regulatory Authority effective trading date for the reverse split the Company issued a press release on January 11, 2011, that announced these events. A copy of the press release that discusses this matter is filed as Exhibit 99.1 to, and incorporated by reference in, this report. The information in this Item 7.01 of this Form 8-K is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section. The information in this Item 7.01 of this Form 8-K also shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities

Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference. This report under Item 7.01 is not deemed an admission as to the materiality of any information in this report that is required to be disclosed solely by Regulation FD.

Item 9.01.   Financial Statements and Exhibits.
(d) Exhibits.
The following exhibits are attached with this report on Form 8-K:

3.1   Certificate of Amendment of Certificate of Incorporation of Eternal Image, Inc. (filed copy)
99.1   Press release, dated January 11, 2011, issued by Eternal Image, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ETERNAL IMAGE, INC.

Date: January 13, 2011   By: /s/ *Clint Mytych*
                                                                        Clint Mytych
                                                   Chief Executive Officer, Chief Financial Officer and
                                                                          Chairman





Exhibit 3.1

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "ETERNAL IMAGE, INC.", FILED IN THIS OFFICE ON THE THIRD DAY OF JANUARY, A.D. 2011, AT 12 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF AMENDMENT IS THE THIRD DAY OF JANUARY, A.D. 2011, AT 5 O'CLOCK P.M.

SECRETARY'S OFFICE
1793
DELAWARE
1874

Jeffrey W. Bullock, Secretary of State

2236242 8100

AUTHENTICATION: 8469710

110001576

DATE: 01-04-11

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:23 PM 01/03/2011
FILED 12:00 PM 01/03/2011
SRV 110001576 - 2236242 FILE

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION OF
ETERNAL IMAGE, INC.

ETERNAL IMAGE, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: The name of the Corporation is Eternal Image, Inc.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions with respect to an amendment to the Corporation's Certificate of Incorporation as set forth below, declaring such amendment to be advisable, and directing that such amendment be submitted for approval by the Corporation's stockholders:

1. Pursuant to Section 242 of the Delaware General Corporation Law, this Certificate of Amendment hereby amends the provisions of the Corporation's Certificate of Incorporation by deleting the first paragraph of Article Fourth and substituting therefore a new first paragraph to read in its entirety as follows:

"Fourth: This Corporation is authorized to issue two classes of shares to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of Common Stock that this Corporation is authorized to issue is 100,000,000, with a par value of $0.001 per share, and the total number of shares of Preferred Stock that this Corporation is authorized to issue is 50,000,000, with a par value of $0.001 per share. Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment to the Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each Twenty (20) shares of the Corporation's Common Stock, par value $0.001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.001 per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, any resulting fractional share shall be rounded up to the nearest whole number. Shares of Common Stock or Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation may be reissued except as otherwise provided by law."

FOURTH: Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted for approval to the stockholders of the Corporation entitled to vote thereon, and was duly adopted and approved by such stockholders in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Eternal Image, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 21st day of December, 2010.

ETERNAL IMAGE, INC.

By: [signature]

Clint Mytych,
President and Chief Executive Officer

Exhibit 99.1



ETERNAL IMAGE ANNOUNCES COMPLETION OF REVERSE SPLIT AND LOWERS ITS NUMBER OF AUTHORIZED COMMON SHARES BY 87%

Interim Ticker Symbol also Announced

FARMINGTON HILLS, MI – January 11, 2011 – Eternal Image, Inc. (the "Company") (OTCQB:ETNLD), a public company engaged in the design, manufacturing and marketing of officially licensed memorial products such as caskets, urns, monuments, vaults and gift items, today announced that its planned 1-for-20 Reverse Split of Common Stock was effected on January 7, 2011. The temporary ticker symbol for the Company is ETNLD, and after 20-days it will be ETNL.

"We are pleased to have our share structure down to a manageable, more efficient level," said Clint Mytych, President & CEO for the Company. "Our total outstanding shares and our authorized shares of common stock are now comparable to their levels from when Eternal Image first became a publicly traded company in early 2006."

After the split was made effective on January 7, the Company's total Outstanding Shares was 35,493,573; and its Float was 25,282,803 shares. The Company also filed an Amendment to its Articles of Incorporation that reduced the number of   Authorized Common Shares to 100,000,000—a reduction of 650,000,000 shares.

About Eternal Image
Eternal Image, incorporated in 2006, is headquartered in Farmington Hills, MI. The company is the first and primary manufacturer and marketer of licensed brand image memorial products. Currently, the company offers urns and caskets that feature licensed images from Major League Baseball™, *STAR TREK®,* Precious Moments™, the Vatican Observatory Foundation®, and the Collegiate Licensing Company. In 2010, Eternal Image formed a new division called the New World Gift Company. New World manages the design, manufacturing, and marketing of ancillary products such as liturgical candles, retail memorial candles, registry books, memorial prayer cards, and other gift items. For more information about Eternal Image or New World Gift Company, visit www.eternalimage.net, www.newworldgiftcompany.com, or call 1-888-6-CASKET. Also, you can join us on Facebook at www.facebook.com/eternalimageinc and on Twitter at www.twitter.com/eternalimageinc. Eternal Image is a public company traded on the OTC: Bulletin Board under the ticker symbol ETNLD.

Contacts:
Investor Relations Contact:
Tony Fazio, Cambridge Investor Relations; 781/214-9038